UNITED STATES OF AMERICA

                 BEFORE THE SECURITIES AND EXCHANGE COMMISSION


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                                              :
              In the Matter of                :
                                              :
      OHIO VALLEY ELECTRIC CORPORATION        :  CERTIFICATE OF
               Piketon, Ohio                  :  NOTIFICATION
                                              :  NO. 1
                 (70-10160)                   :
                                              :
Public Utility Holding Company Act of 1935    :
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      THIS IS TO CERTIFY THAT OHIO VALLEY ELECTRIC CORPORATION, in accordance with the terms and conditions of, and for the purposes represented by the Application or declaration herein, the order of the Securities and Exchange Commission with respect thereto, dated December 30, 2003, made short-term note borrowings from banks during the calendar quarter ended March 31, 2004, as summarized in Exhibit A.

      This Certificate of Notification is filed pursuant to the Commission's Order in this proceeding.

                                    OHIO VALLEY ELECTRIC CORPORATION



                                    By: /s/ David L. Hart
                                       --------------------------------
                                        Vice President

Dated:  April 13, 2004
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                                    EXHIBIT A

 SHORT TERM      ISSUE       MATURITY             INTEREST       PRINCIPAL                          MATURITY
  DEBT TYPE       DATE         DATE      DAYS      RATE %        BORROWED         INTEREST           VALUE

     BL         02/04/04     08/04/04     182       2.5        35,000,000.00     442,361.11      35,442,361.11
     BL         02/04/04     05/04/04     90       2.4375       5,000,000.00      30,468.75       5,030,468.75
     BL         02/04/04     03/19/04     44       2.4375      10,000,000.00      29,791.67      10,029,791.67
     BL         03/29/04     09/29/04     184       3.15       10,000,000.00     161,000.00      10,161,000.00
     BL         03/29/04     09/29/04     184       3.15        5,000,000.00      80,500.00       5,080,500.00
     BL         03/29/04     09/29/04     184       3.15        5,000,000.00      80,500.00       5,080,500.00
     BL         03/29/04     09/29/04     184       3.15       10,000,000.00     161,000.00      10,161,000.00
     BL         03/29/04     09/29/04     184       3.15       30,000,000.00     483,000.00      30,483,000.00

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